FIRST AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

Between

NORTHERN LIGHTS FUND TRUST

and

ALTEGRIS ADVISORS, LLC

THIS FIRST AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT is made and entered into as of June 30, 2021, between Northern Lights Fund Trust, a Delaware statutory trust (the "Trust"), and Altegris Advisors, LLC, a Delaware Limited Liability Company (the "Adviser") located at 1200 Prospect Street, Suite 400, La Jolla, CA 92037.

RECITALS:

WHEREAS, the parties previously entered into Investment Advisory Agreement between Northern Lights Fund Trust, with respect to the Altegris Futures Evolution Strategy Fund (“Fund”), and the Adviser, dated as of February 12, 2021 (the “Agreement”);

WHEREAS, the Trust’s Board of Trustees subsequently approved an annual advisory fee breakpoint table for the Fund stated below:

Portion of Net Assets	Advisory Fee
$1 billion and less	1.15%
Greater than $1 billion and less than or equal to $1.5 billion	1.05%
Greater than $1.5 billion and less than or equal to $2.0 billion	0.95%
Greater than $2.0 billion billion	0.90%

NOW, THEREFORE, the parties hereto agree as follows:

1.	The annual advisory fee breakpoint table effective as of the date first stated above.
2.	The parties acknowledge and agree that all other provisions of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this First Amendment to be signed by their respective officers thereunto duly authorized as of the date and year first above written.

NORTHERN LIGHTS FUND TRUST

By: _____/s/ Kevin Wolf_________

Name: Kevin Wolf

Title: President

ALTEGRIS ADVISORS, LLC

By: ____/s/ Matthew Osborne____

Name: Matthew Osborne

Title: Chief Executive Officer, CIO